August 12, 2015

VIA EDGAR

Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      Bank Bradesco

 Form 20-F for the Fiscal Year Ended December 31, 2014

 Filed on April 30, 2015

 File No. 001-15250

Dear Mr. Rodriguez:

On April 30, 2015, Bank Bradesco, referred to herein as the “Company”, filed with the United States Securities and Exchange Commission its annual report on Form 20-F, for the fiscal year ended December 31, 2014, referred to herein as the “Annual Report.” The Company received a letter, dated July 29, 2015, with a comment from the staff of the United States Securities and Exchange Commission on the Annual Report.

The following is the Company’s response to the staff’s comment contained in its letter dated July 29, 2015. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

Operating Results, page 109

1.             You disclose in various tables how much interest income and interest expense was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real). Please separately disclose in future filings how much of the change in average interest rates is due to interest rates and how much is due to appreciation/depreciation of the Brazilian real given the significance that currency exchange variation may have on your operating results and financial condition. Please refer to Item 303 of Regulation S-K.

In response to the staff´s comment, in future filings, the Company will separately disclose how much of the change in average interest rates is due to the effects of the Brazilian currency exchange variation, in terms of the net interest income, interest and similar income and interest and similar expenses. The Company sets out below a draft of the proposed disclosure to address the Staff´s comment, with the proposed changes indicated in bold and underlined typeface:

Mr. Gus Rodriguez

United States Securities and Exchange Commission

August 12, 2015

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to the effects of the appreciation/depreciation of the Brazilian real against the U.S. dollar, in each case for 2014 and 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	4,246,341	3,315,600	438,033
Due to changes in average interest rates	(3,572,308)	(1,952,137)	(1,471,969)
Due to appreciation/depreciation of the real	71,251	71,158	93
Net change	745,284	1,434,621	(1,033,843)

Banking

Our net interest income increased by 3.4%, from R$41,600 million in 2013 to R$43,035 million in 2014. This increase was mainly due to an increase in the average volume of our business of R$3,316 million as a result of: (i) a 7.6% increase in the average balance of interest-earning assets, increasing our revenues by R$7,053 million, principally due to the increase of: (a) 65.1% in the average balance of financial assets available for sale; (b) 15.9% in the average balance of assets pledged as collateral; and (c) 9.7% in the average balance of loans and advances to customers, partially offset by: (ii) a 9.0% increase in the average balance of interest-bearing liabilities, which impacted the results by R$3,737 million, principally due to the increase of: (a) 33.2% in the average balance of funds from securities issued; (b) 15.8% in the average balance of saving deposits; and (c) 8.7% in the average balance of funding in the open market. Changes in average interest rates decreased our net interest income by R$1,952 million, due to an increase in the average interest rate paid, from 7.0% in 2013 to 8.2% in 2014. The depreciation of the real against the U.S. dollar increased our net interest income by R$71 million.

Insurance, pension plans and capitalization bonds

Our net interest income decreased by 18.5%, from R$5,590 million in 2013 to R$4,556 million in 2014. This decrease was mainly due to the increase: (i) in the average interest rate for insurance technical provisions and pension plans, from 4.8% in 2013 to 7.6% in 2014, increasing our expenses by R$3,858 million; and (ii) of 8.9% in the average volume of insurance technical provisions and pension plans, from R$125,179 million in 2013 to R$136,308 million in 2014, impacting the results by R$574 million. These events were partially offset by: (i) a 9.4% increase in the average volume of interest-earning assets, from R$137,759 million in 2013 to R$150,756 million in 2014, contributing R$1,012 million to our results; and (ii) a higher average interest rate earned, from 8.4% in 2013 to 9.9% in 2014, contributing R$2,386 million to our results.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

August 12, 2015

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2014 and 2013:

Consolidated	R$ in thousands, except %
	As of December 31,
	2014	2013	% Change
Average balance of interest‑earning assets
Financial assets held for trading	83,791,866	80,909,973	3.6%
Financial assets available for sale	84,494,315	79,895,464	5.8%
Investments held to maturity	24,024,810	3,791,552	533.6%
Assets pledged as collateral	130,319,525	112,404,700	15.9%
Loans and advances to banks	76,830,557	104,232,013	(26.3)%
Loans and advances to customers	317,455,318	289,336,399	9.7%
Compulsory deposits with the Central Bank	47,038,434	42,757,972	10.0%
Other interest‑earning assets	605,011	575,113	5.2%
Total	764,559,836	713,903,186	7.1%
Average interest rate earned	13.6%	12.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Average balance of interest–earning assets
Financial assets held for trading	38,154,167	40,282,390	(5.3)%	45,264,456	40,215,667	12.6%
Financial assets available for sale	68,021,629	41,194,576	65.1%	16,471,883	38,700,888	(57.4)%
Investments held to maturity	36,671	61,905	(40.8)%	23,988,139	3,729,647	543.2%
Assets pledged as collateral	130,319,525	112,404,700	15.9%	-	-	-
Loans and advances to banks	76,798,394	103,829,578	(26.0)%	65,031,667	55,112,417	18.0%
Loans and advances to customers	317,431,062	289,305,361	9.7%	-	-	-
Compulsory deposits with the Central Bank	47,038,434	42,757,972	10.0%	-	-	-
Other interest‑earning assets	605,011	575,113	5.2%	-	-	-
Total	678,404,893	630,411,595	7.6%	150,756,145	137,758,619	9.4%
Average interest rate earned	13.5%	12.7%		9.9%	8.4%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, how much was attributable to changes in average interest rates and how much was attributable to the effects of the appreciation/depreciation of the Brazilian real against the U.S. dollar, in each case, for 2014 and 2013:

Mr. Gus Rodriguez

United States Securities and Exchange Commission

August 12, 2015

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(decrease)
Due to changes in average volume of interest-earning assets	7,688,140	7,052,627	1,011,650
Due to changes in average interest rates	5,396,618	4,744,321	2,386,144
Due to appreciation/depreciation of the real	125,713	125,620	93
Net change	13,210,471	11,922,568	3,397,887

Banking

Interest and similar income increased by 14.9%, from R$79,936 million in 2013 to R$91,858 million in 2014. This increase was largely due to: (i) a higher average volume of business, which had a positive impact of R$7,053 million on our results, particularly on interest and similar income from: (a) loans and advances to customers; (b) financial assets available for sale; and (c) assets pledged as collateral; (ii) changes in the average interest rates earned, increasing our income by R$4,744 million, essentially due to the increase in the average interest rate earned in respect of: (a) loans and advances to banks; (b) financial assets available for sale; and (c) financial assets held for trading; and (iii) the depreciation of the real against the U.S. dollar, increasing our interest and similar income by R$126 million.

Interest and similar income from loans and advances to customers increased by 11.1%, from R$48,663 million in 2013 to R$54,065 million in 2014. This increase is related to a 9.7% growth in the average balance of our portfolio of loans and advances to customers, from R$289,305 million in 2013 to R$317,431 million in 2014, positively impacting our interest and similar income in the amount of R$4,784 million. The main reason for this increase is our strategic focus on housing loans, personal credit and credit cards.

Interest and similar income from financial assets available for sale increased by 113.0%, from R$3,564 million in 2013 to R$7,592 million in 2014. This increase was mainly due to an increase of 65.1% in the average balance of these operations, from R$41,195 million in 2013 to R$68,022 million in 2014, which contributed R$2,787 million to our results.

Interest and similar income originated from assets pledged as collateral increased by 9.3%, from R$12,771 million in 2013 to R$13,954 million in 2014. This variation reflects a 15.9% increase in the average volume of these operations, from R$112,405 million in 2013 to R$130,320 million in 2014, which positively impacted our interest and similar income, in the amount of R$1,949 million.

The increase in the interest and similar income as a result of changes in average interest rates earned, in the amount of R$4,870 million, is primarily due to the increases in: (i) the average interest rate earned from financial assets available for sale, from 8.7% in 2013 to 11.2% in 2014, increasing our revenues by R$1,241 million; (ii) the average interest rate earned from loans and advances to banks, from 8.6% in 2013 to 11.2% in 2014, contributing R$2,312 million to our results; and (iii) the average interest rate earned from financial assets held for trading, increasing our revenues by R$624 million. The increases in the average interest rate earned result from increases in Brazilian interest rates, mainly the SELIC rate, which increased from 10.0% in 2013 to 11.75% in 2014.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

August 12, 2015

The increase in interest and similar income was partially offset by a decrease in the income from loans and advances to banks, in the amount of R$2,641 million, due to a reduction in the average volume of these assets, from R$103,830 million in 2013 to R$76,798 million in 2014.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 29.3%, from R$11,578 million in 2013 to R$14,976 million in 2014. This increase was mainly due to an increase: (i) in the average rate of our interest-earning assets, which contributed R$2,386 million to our results, largely due to the increase in the average interest rate earned from: (a) loans and advances to banks, from 6.2% in 2013 to 8.2% in 2014, positively impacting our income by R$1,217 million; and (b) financial assets held for trading, from 8.4% in 2013 to 10.7% in 2014, increasing our income by R$996 million; and (ii) in the average volume of operations, which contributed R$1,012 million to our results.

Interest and similar expenses

The tables below show the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2014 and 2013, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	As of December 31,
	2014	2013	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	695,132	671,404	3.5%
Savings deposits	84,921,694	73,307,137	15.8%
Time deposits	91,990,788	99,565,994	(7.6)%
Funding in the open market	192,967,597	182,981,063	5.5%
Borrowings and onlendings	56,123,972	49,273,352	13.9%
Funds from securities issued	69,849,843	52,476,783	33.1%
Subordinated debt	35,826,626	35,560,706	0.7%
Insurance technical provisions and pension plans	136,308,516	125,179,124	8.9%
Total	668,684,168	619,015,563	8.0%
Average interest rate paid	8.1%	6.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	695,132	671,404	3.5%	-	-	-
Savings deposits	84,921,694	73,307,137	15.8%	-	-	-
Time deposits	92,009,740	99,584,128	(7.6)%	-	-	-
Funding in the open market	258,528,965	237,777,033	8.7%	-	-	-
Borrowings and onlendings	56,123,972	49,273,352	13.9%	-	-	-
Funds from securities issued	69,980,074	52,550,531	33.2%	-	-	-
Subordinated debt	35,826,626	35,560,706	0.7%	-	-	-
Insurance technical provisions and pension plans	-	-	-	136,308,516	125,179,124	8.9%
Total	598,086,203	548,724,291	9.0%	136,308,516	125,179,124	8.9%
Average interest rate paid	8.2%	7.0%		7.6%	4.8%

Mr. Gus Rodriguez

United States Securities and Exchange Commission

August 12, 2015

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to the effects of the appreciation/depreciation of the Brazilian real against the U.S. dollar, in each case for 2014 and 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	3,441,799	3,737,027	573,617
Due to changes in average interest rates	8,968,926	6,696,457	3,858,113
Due to appreciation/depreciation of the real	54,462	54,462	-
Net change	12,465,187	10,487,946	4,431,730

Banking

Our interest and similar expenses increased by 27.4%, from R$38,336 million in 2013 to R$48,824 million in 2014. This increase primarily reflects: (i) changes in the average interest rates, in the amount of R$6,696 million, due to higher average interest rates paid in respect of: (a) funding in the open market, from 8.2% in 2013 to 9.5% in 2014, increasing our expenses by R$3,102 million; (b) time deposits, from 5.9% in 2013 to 7.0% in 2014, increasing our expenses by R$1,102 million; and (c) funds from securities issued, from 6.9% in 2013 to 9.6% in 2014, increasing our expenses by R$1,634 million; (ii) the depreciation of the real against the U.S. dollar, increasing our interest and similar expenses by R$54 million; and (iii) a 9.0% growth in the average volume of our interest-bearing liabilities, from R$548,724 million in 2013 to R$598,086 million in 2014, increasing our expenses by R$3,737 million, mainly due to the increase of: (a) 8.7% in the average balance of funding in the open market, from R$237,777 million in 2013 to R$258,529 million in 2014, increasing our expenses by R$1,806 million; and (b) 33.2% of average balance of funds from securities issued, increasing our expenses by R$1,424 million.

Insurance, pension plans and capitalization bonds

Our interest and similar expenses increased 74.0%, from R$5,988 million in 2013 to R$10,420 million in 2014. This increase primarily reflects the increase from 4.8% in 2013 to 7.6% in 2014 in the average interest rate for technical provisions, increasing our expenses by R$3,858 million.

* * * *

Mr. Gus Rodriguez

United States Securities and Exchange Commission

August 12, 2015

In accordance with your request, we acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter and we hope that the response adequately addresses the staff’s comment. Please contact us, if you have any comments or questions regarding the Company’s responses to the staff’s comments and the Annual Report.

Sincerely,

/s/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi
Chief Executive Officer

Enclosures

cc:        Mr. Cláudio Sertório

            KPMG Auditores Independentes

            Mr. Anand Saha

            Clifford Chance US LLP